Filed Pursuant to Rule 433

Registration Statement No. 333-254906

September 9, 2021

Pricing Term Sheet

Allegheny Technologies Incorporated

$325,000,000 4.875% Senior Notes due 2029

$350,000,000 5.125 % Senior Notes due 2031

This term sheet to the preliminary prospectus supplement dated September 8, 2021 should be read together with the preliminary prospectus supplement before making a decision in connection with an investment in the securities. The information in this term sheet supersedes the information contained in the preliminary prospectus supplement to the extent that it is inconsistent therewith. Terms used but not defined herein have the meaning ascribed to them in the preliminary prospectus supplement.

Issuer:	Allegheny Technologies Incorporated

Security:	4.875% Senior Notes due 2029 (the “2029 Notes”) 5.125% Senior Notes due 2031 (the “2031 Notes”)

Principal Amount:	2029 Notes: $325,000,000 2031 Notes: $350,000,000

Trade Date:	September 9, 2021

Settlement Date:	September 14, 2021 (T+3)

Maturity:	2029 Notes: October 1, 2029 2031 Notes: October 1, 2031

Coupon:	2029 Notes: 4.875% 2031 Notes: 5.125%

Price to Public:	2029 Notes: 100% of face amount 2031 Notes: 100% of face amount

Yield to Maturity:	2029 Notes: 4.875% 2031 Notes: 5.125%

Interest Payment Dates:	October 1 and April 1, commencing April 1, 2022

Underwriting Discount:	1.125%

Net Proceeds to Issuer (after deducting underwriting discounts but before estimated net offering expenses):	2029 Notes: $321,343,750 2031 Notes: $346,062,500

Use of Proceeds:	A portion of the net proceeds from this offering will be used to fund a redemption of all of the Issuer’s outstanding $500 million 5.875% Senior Notes due 2023, including to pay the associated make-whole premium. Any remaining net proceeds from this offering will be used for general corporate purposes, including to support a voluntary $50 million defined benefit pension plan contribution during the third quarter of 2021 intended to improve the funded status of the plan. See “Use of Proceeds” in the Preliminary Prospectus Supplement.

Denominations:	$2,000 and integral multiples of $1,000 in excess thereof

Equity Clawback:	2029 Notes: Up to 35% at 104.875% prior to October 1, 2024 2031 Notes: Up to 35% at 105.125% prior to October 1, 2024

Optional Redemption:	2029 Notes: Prior to October 1, 2024, make-whole call at T+50 bps, then:

On or after:	Price:
October 1, 2024	102.438%
October 1, 2025	101.219%
October 1, 2026 and thereafter	100.000%

2031 Notes: Prior to October 1, 2026, make-whole call at T+50 bps, then:

On or after:	Price:
October 1, 2026	102.563%
October 1, 2027	101.708%
October 1, 2028	100.854%
October 1, 2029 and thereafter	100.000%

in each case, plus accrued but unpaid interest.

Change of Control:	After a “Change of Control Repurchase Event,” the Issuer will offer to repurchase the Notes at a price equal to 101% of principal amount, plus accrued and unpaid interest.

CUSIP / ISIN:	2029 Notes: 01741R AL6 / US01741RAL69 2031 Notes: 01741R AM4 / US01741RAM43

Book-Running Managers:	BofA Securities, Inc. Citigroup Global Markets Inc. J.P. Morgan Securities, LLC Wells Fargo Securities, LLC Goldman Sachs & Co. LLC

Co-Managers:	PNC Capital Markets LLC MUFG Securities Americas Inc. HSBC Securities (USA) Inc.

We expect that delivery of the Notes will be made to investors on or about September 14, 2021, which will be the third business day following the date of the final prospectus supplement (such settlement being referred to as “T+3”). Under Rule 15c6-1 under the Securities Exchange Act of 1934, as amended, trades in the secondary market are required to settle in two business days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade Notes prior to the delivery of the Notes hereunder on a day prior to the second business day before the date of initial delivery of the Notes will be required, by virtue of the fact that the notes initially settle in T+3, to specify an alternate settlement arrangement at the time of any such trade to prevent a failed settlement. Purchasers of the Notes who wish to trade the Notes prior to their date of delivery hereunder should consult their advisors.

The Issuer has filed a registration statement (including a preliminary prospectus supplement) with the SEC for the offering to which this communication relates. Before you invest, you should read the preliminary prospectus supplement included in that registration statement and other documents we have filed with the SEC for more complete information about us and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, we or the underwriters will arrange to send you the prospectus if you request it by calling BofA Securities, Inc. toll-free at 1-800-294-1322.

Any legends, disclaimers or other notices that may appear below are not applicable to this communication and should be disregarded. Such legends, disclaimers or other notices have been automatically generated as a result of this communication having been sent via Bloomberg or another email system.